UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

October 30, 2017

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2017 AND 2016 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2017 AND 2016 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/ = New Peruvian Sol
US$ = United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		At
		December 31,	September 30,
	Note	2016	2017

Current assets
Cash and cash equivalents	8	606,949	848,774
Financial asset at fair value through profit or loss		352	276
Trade accounts receivables		1,086,913	940,024
Unbilled work in progress		683,242	810,415
Accounts receivable from related parties	9	181,664	147,680
Other accounts receivable		659,377	610,889
Inventories		1,107,702	949,700
Prepaid expenses		51,348	31,181
		4,377,547	4,338,939

Non-current assets classified as held for sale	10	22,385	1,090,329

Total current assets		4,399,932	5,429,268

Non-current assets
Long-term trade accounts receivable		667,519	737,429
Long-term unbilled work in progress		197,586	28,014
Long-term accounts receivable from related parties	9	587,973	587,577
Prepaid expenses		23,526	44,429
Other long-term accounts receivable		357,952	393,373
Investments in associates and joint ventures	11	886,856	57,722
Investment property		49,357	46,117
Property, plant and equipment	12	1,113,599	910,959
Intangible assets	12	960,286	968,654
Deferred income tax asset		292,375	277,794
Total non-current assets		5,137,029	4,052,068

Total assets		9,536,961	9,481,336
LIABILITIES AND EQUITY
		At
		December 31,	September 30,
	Note	2016	2017

Current liabilities
Borrowings	13	1,961,043	1,134,674
Bonds	14	46,091	39,928
Trade accounts payable		1,278,387	1,295,217
Accounts payable to related parties	9	80,217	58,996
Current income tax		62,160	66,070
Other accounts payable		1,096,307	1,008,985
Provisions	15	14,531	13,095
		4,538,736	3,616,965

Non-current liabilities classified as held for sale		-	249,493

Total current liabilities		4,538,736	3,866,458

Non-current liabilities
Borrowings	13	419,395	702,601
Long-term bonds	14	921,623	913,079
Other long-term accounts payable		512,803	632,998
Long-term accounts payable to related parties	9	65,320	25,838
Provisions	15	31,155	30,916
Derivative financial instruments		1,081	598
Deferred income tax liability		75,983	93,967
Total non-current liabilities		2,027,360	2,399,997
Total liabilities		6,566,096	6,266,455

Equity
Capital	16	660,054	660,054
Legal reserve		132,011	132,011
Optional reserve		29,974	29,974
Share Premium		882,464	882,056
Other reserves		(167,572)	(164,232)
Retained earnings		916,396	1,153,943
Equity attributable to controlling interest in the Company		2,453,327	2,693,806
Non-controlling interest		517,538	521,075
Total equity		2,970,865	3,214,881
Total liabilities and equity		9,536,961	9,481,336
The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.
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(All amounts are expressed in thousands of S/ unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of six months
		ended Septiembre 30,
	Note	2016	2017

Revenues from construction activities		2,534,546	2,308,847
Revenues from services provided		1,418,346	1,498,428
Revenue from real estate and sale of goods		285,436	654,819
		4,238,328	4,462,094

Cost of construction activities		(2,363,914)	(2,167,354)
Cost of services provided		(1,209,854)	(1,310,668)
Cost of real estate and goods sold		(214,502)	(458,635)
	17	(3,788,270)	(3,936,657)
Gross profit		450,058	525,437

Administrative expenses	17	(289,000)	(288,253)
Other income and expenses		46,289	13,012
Gain from the sale of investments		31,768	274,363
Operating profit		239,115	524,559

Financial expenses		(103,189)	(139,951)
Financial income		21,324	26,504
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		51,741	20,912
Profit before income tax		208,991	432,024
Income tax	18	(46,905)	(141,658)
Profit for the period		162,086	290,366

Profit attributable to:
Owners of the Company		138,642	238,788
Non-controlling interest		23,444	51,578
		162,086	290,366

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.210	0.362

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

-  3 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of six months
		ended Septiembre 30,
	Note	2016	2017

Profit for the period		162,086	290,366
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(575)	(1,696)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		217	334
Foreign currency translation adjustment, net of tax		32,213	(1,393)
Transfer to profit or loss of available-for-sale financial assets		(43,681)	-
Exchange difference from net investment in a foreign operation, net of tax		11,712	4,653
		461	3,594
Other comprenhensive income for the period, net of tax		(114)	1,898
Total comprehensive income for the period		161,972	292,264

Comprehensive income attributable to:
Owners of the Company		128,372	240,887
Non-controlling interest		33,600	51,377
		161,972	292,264

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

-  4 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

	Attributable to the controlling interests of the Company
	Number
	of shares				Premium				Non-
	In		Legal	Optional	for issuance	Other	Retained		controlling
	thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	138,642	138,642	23,444	162,086
Cash flow hedge	-	-	-	-	-	206	-	206	11	217
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(422)	(422)	(153)	(575)
Foreign currency translation adjustment	-	-	-	-	-	22,122	-	22,122	10,091	32,213
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	11,505	-	11,505	207	11,712
Comprehensive income of the year	-	-	-	-	-	(9,848)	138,220	128,372	33,600	161,972
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(20,965)	(51,818)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(3,432)	(3,432)
- Additional acquisition of non-controlling	-	-	-	-	(18,183)	-	-	(18,183)	(3,487)	(21,670)
- Sale to non-controlling interest	-	-	-	-	-	-	(292)	(292)	494	202
- Deconsolidation of former subsidiary	-	-	-	-	-	-	2,060	2,060	37	2,097
Total transactions with shareholders	-	-	-	-	(18,183)	-	(29,085)	(47,268)	(27,353)	(74,621)
Balances as of September 30, 2016	660,054	660,054	132,011	29,974	879,349	(138,907)	1,173,179	2,735,660	534,736	3,270,396

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,572)	916,396	2,453,327	517,538	2,970,865
Profit for the period	-	-	-	-	-	-	238,788	238,788	51,578	290,366
Cash flow hedge	-	-	-	-	-	317	-	317	17	334
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,241)	(1,241)	(455)	(1,696)
Foreign currency translation adjustment	-	-	-	-	-	(1,580)	-	(1,580)	187	(1,393)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	4,603	-	4,603	50	4,653
Comprehensive income of the period	-	-	-	-	-	3,340	237,547	240,887	51,377	292,264
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(39,118)	(39,118)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(767)	(767)
- Additional acquisition of non-controlling	-	-	-	-	(408)	-	-	(408)	(154)	(562)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(408)	-	-	(408)	(47,840)	(48,248)
Balances as of September 30, 2017	660,054	660,054	132,011	29,974	882,056	(164,232)	1,153,943	2,693,806	521,075	3,214,881

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

-  5 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of nine months
		ended September 30,
	Note	2016	2017

OPERATING ACTIVITIES
Profit before income tax		208,991	432,024
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	17	148,090	149,387
Amortization of other assets	17	62,274	71,046
Impairment of inventories	17	1,329	555
Impairment of accounts receivable and other accounts receivable	17	-	123
Impairment of property, plant and equipment	17	279	334
Lower of intangible assets		1,621	-
Profit on fair value of financial asset at fair value through profit or loss		34	(33)
Other Provisions	15	5,470	1,490
Financial expense,net		105,449	138,930
Foreign exchange loss (gain) on loans		(38,649)	(30,766)
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	11	(51,741)	(20,912)
Reversal of provisions	15	(16,180)	(1,066)
Lower of fixed assets		3,376	2,557
Lower of investments		1,295	19
Profit on sale of property, plant and equipment		(15,223)	(17,016)
Profit from sale of investments in associates and subsidiaries		-	(244,313)
Gain (loss) on financial asset at fair value through profit or loss		(31,667)	-
Loss on sale of non-current asset held for sale		(24)	(25,724)
Profit on remeasurement of investment in joint ventures		-	(7,581)
Net variations in assets and liabilities:
Trade accounts receivable		331,500	(157,010)
Other accounts receivable		(203,123)	(31,476)
Other accounts receivable from related parties		43,990	(16,240)
Inventories		(66,308)	141,249
Pre-paid expenses and other assets		(2,886)	(10,768)
Trade accounts payable		(143,365)	306,108
Other accounts payable		188,602	154,084
Other accounts payable to related parties		46,971	(65,789)
Other provisions		(570)	(1,692)
Interest payment		(120,419)	(140,157)
Payments related to Norvial Concession		(57,765)	(11,936)
Payment of income tax		(95,663)	(117,339)
Net cash applied to operating activities		305,688	498,088

INVESTING ACTIVITIES
Sale of investment		107,341	-
Sale of investment in associates and sudsidiaries		-	397,737
Sale of available-for-sale investment		1,384	-
Sale of property, plant and equipment		50,407	53,385
Sale of financial asset at fair value through profit or loss		-	97
Sale of non-current assets held for sale		-	43,365
Return of contributions		1,390	-
Interest received		10,734	6,024
Dividends received		18,347	1,622
Payment for purchase of investments properties		(228)	(1,034)
Payments for intangible purchase		(28,693)	(72,646)
Payments for purchase and contributions on investment
in associate and joint ventures		(404,776)	(1)
Payments for property, plant and equipment purchase		(119,771)	(97,565)
Net cash applied to investing activities		(363,865)	330,984

FINANCING ACTIVITIES
Loans received		2,905,500	1,129,625
Bonds issued		178,375	-
Amortization of loans received		(2,769,817)	(1,616,907)
Amortization of bonds issued		(16,380)	(28,796)
Payment for transaction costs for debt		(13,747)	(31,770)
Dividends paid to owners of the parent		(30,853)	-
Dividends paid to non-controlling interest		(19,600)	(39,118)
Cash received from non-controlling shareholders		(11,566)	(767)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(21,468)	(562)
Net cash provided by financing activities		200,444	(588,295)
Net increase (net decrease) in cash		142,267	240,777
Cash and cash equivalents at the beginning of the year		554,002	606,949
Cash and cash equivalents at the end of the period	8	696,269	847,726

NON-CASH TRANSACTIONS:
Dividends declared		-	-
Debt capitalization		22,308	-
Acquisition of assets through finance leases		29,089	44,056
Change in fair value of available-for-sale financial assets		(43,681)	-
Recognition of non-current assets available for sale by the operations of the CCDS		-	255,898
Reclassification of the investment in the associate GSP to non-current assets classified as held for sale		-	727,519
Reclassification of corporate building to non-current assets classified as held for sale		-	56,703

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

-  6 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2016 AND 2017 (UNAUDITED), AND AT DECEMBER 31, 2016 (UNAUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group's companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of September 30, 2017 have been prepared and authorized for issuance by the Chief Financial Officer on October 26, 2017.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended September 30, 2017 have been prepared in accordance with (IAS 34) "Interim financial reporting".

To date, the audited report for the period 2016 has not been issued by our external auditors. As we are aware, we are carrying out complementary procedures, since some projects involving minority and non-controlling companies are being investigated in Peru.

In this regard, some items of the Financial Statements as of December 2016 have been adjusted to the amounts previously issued through complementary auditing procedures that are still ongoing. By virtue of this, the information for the 2016 period is preliminary and may be subject to subsequent modifications.

On October 04 2017, we informed through a Relevant Information Communication that Graña y Montero S.A.A (the "Company") and Gaveglio, Aparicio y Asociados S.C. de R.L. ("PwC"), a registered public accounting firm and the member in Peru of the PricewaterhouseCoopers network of firms, have determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016.  The services relate to the Company's testing of controls in accordance with the U.S. Sarbanes-Oxley Act.

As a result, the Company, subject to the approval of the shareholders, and PwC mutually agreed to the Company's dismissal of PwC as auditor of the Company's consolidated financial statements for the fiscal year 2016.  A shareholder meeting will be called on November 02, 2017 to approve the withdrawal of PwC as auditor and to appoint a new independent auditor for fiscal year 2016.

The independence issue described above does not affect PwC's independence with respect to the 2015 or 2014 fiscal years.  Based on PwC's and the Company's current view of the matter and of the independence standards, PwC and the Company believe that PwC remains independent with respect to the financial periods covered by the Company's fiscal years 2015 and 2014 financial statements.
-  7 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2016.

4	FINANCIAL RISK MANAGEMENT

4.1            Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2     Credit risk –

Compared to year end, no new credit risk has been identified in the Group, considering that the level of lines used has remained the same as in the previous year. .

4.1.3            Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred. In addition, the company has been working on identifying non-strategic assets for sale and allocating funds to debt amortization.

The following table categorizes the Group's financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:
-  8 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2016
Other financial liabilities (except
for finance leases)	1,936,825	128,508	173,145	-	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,278,387	-	-	-	1,278,387
Accounts payables to related parties	80,217	28,082	37,238.00	-	145,537
Other accounts payables	303,827	49,064	131,556	-	484,447
Other non-financial liabilities	-	1,081	-	-	1,081
	3,840,051	473,155	734,416	1,353,991	6,401,613

At September 30, 2017
Other financial liabilities (except for finance leases)	1,072,028	523,31	167,520	-	1,762,858
Finance leases	82,894	52,853	29,111	1,445	166,303
Bonds	112,934	150,092	356,441	1,282,200	1,901,667
Trade accounts payables	1,295,217	-	-	-	1,295,217
Accounts payables to related parties	58,996	25,838	-	-	84,834
Other accounts payables	223,003	21,691	374,109	-	618,803
Other non-financial liabilities	-	786	-	-	786
	2,845,072	774,570	927,181	1,283,645	5,830,468

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total 'equity' as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2016 and September 30,2017, the gearing ratio is presented below indicating the Company's strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	December 31,	September 30,
	2016	2017

Total borrowing and bonds	3,348,152	2,790,282
Less: Cash and cash equivalents	(606,949)	(848,774)
Net debt	2,741,203	1,941,508
Total equity	2,970,865	3,214,881
Total capital	5,712,068	5,156,389

Gearing ratio	0.48	0.38

4.3            Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.
-  9 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 13-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2016.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: 'engineering and construction' and 'technical services'. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.
-  10 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Beginning on April 1, 2017, the Company have transferred it´s subsidiary Concar from 'technical services' segment to 'infrastructure segment'. The operating segments for 2016 have been restated for comparative purposes.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

-  11 -

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	93,543	35,396	125,853	139,414	3,229	58,892	37,675	112,397	550	606,949
Financial asset at fair value through profit or loss	352	-	-	-	-	-	-	-	-	352
Trade accounts receivables	334,426	84,996	77,615	97,079	256	83,704	411,041	-	(2,204)	1,086,913
Unbilled work in progress	683,242	-	-	-	-	-	-	-	-	683,242
Accounts receivable from related parties	327,385	3,255	55,907	392	12,379	7,284	12,468	50,582	(287,988)	181,664
Other accounts receivable	408,379	58,235	28,779	25,895	4,841	20,198	70,917	42,133	-	659,377
Inventories	76,059	12,561	9,839	16,862	-	946,657	58,839	387	(13,502)	1,107,702
Prepaid expenses	9,205	2,614	2,005	17,265	167	329	19,458	305	-	51,348
Non-current assets classified as held for sale	22,385	-	-	-	-	-	-	-	-	22,385
Total current assets	1,954,976	197,057	299,998	296,907	20,872	1,117,064	610,398	205,804	(303,144)	4,399,932

Long-term trade accounts receivable	149	-	15,092	629,310	-	-	22,968	-	-	667,519
Long-term unbilled work in progress	171,752	-	24,165	-	-	-	-	-	1,669	197,586
Long-term accounts receivable from related parties	-	-	408	-	-	-	492	757,204	(170,131)	587,973
Prepaid expenses	-	-	20,554	2,029	943	-	-	-	-	23,526
Other long-term accounts receivable	42,511	29,533	22,926	225,565	7,347	17,887	1,075	11,108	-	357,952
Investments in associates and joint ventures	117,331	8,516	-	-	-	31,768	9,589	3,288,773	(2,569,121)	886,856
Investment property	-	-	-	-	-	49,357	-	-	-	49,357
Property, plant and equipment	592,191	176,486	23,508	193	21	13,008	195,462	130,422	(17,692)	1,113,599
Intangible assets	246,715	139,353	457,163	269	-	950	78,687	22,793	14,356	960,286
Deferred income tax asset	185,957	4,983	13,244	-	-	623	50,450	29,361	7,757	292,375
Total non-current assets	1,356,606	358,871	577,060	857,366	8,311	113,593	358,723	4,239,661	(2,733,162)	5,137,029
Total assets	3,311,582	555,928	877,058	1,154,273	29,183	1,230,657	969,121	4,445,465	(3,036,306)	9,536,961

Liabilities.-
Borrowings	582,260	82,063	3,014	-	-	206,456	155,137	932,113	-	1,961,043
Bonds	-	-	25,540	20,551	-	-	-	-	-	46,091
Trade accounts payable	876,847	59,830	31,857	23,882	599	30,617	248,991	6,703	(939)	1,278,387
Accounts payable to related parties	119,989	3,902	38,219	33,009	237	66,190	33,749	67,685	(282,763)	80,217
Current income tax	30,576	3,631	3,401	-	1,064	17,944	5,544	-	-	62,160
Other accounts payable	485,247	11,711	43,614	14,622	27	194,441	157,201	189,444	-	1,096,307
Provisions	6,615	6,441	-	-	-	131	1,344	-	-	14,531
Total current liabilities	2,101,534	167,578	145,645	92,064	1,927	515,779	601,966	1,195,945	(283,702)	4,538,736

Borrowings	246,315	80,488	2,510	-	-	16,541	73,541	-	-	419,395
Long-term bonds	-	-	338,143	583,480	-	-	-	-	-	921,623
Other long-term accounts payable	147,839	-	44,451	246,522	-	32,000	39,558	2,433	-	512,803
Long-term accounts payable to related parties	41,672	-	408	87,200	23,445	40,074	42,259	394	(170,132)	65,320
Provisions	12,283	17,115	-	-	-	-	1,757	-	-	31,155
Derivative financial instruments	-	1,081	-	-	-	-	-	-	-	1,081
Deferred income tax liability	28,278	3,546	1,525	16,983	283	15,564	9,491	313	-	75,983
Total non-current liabilities	476,387	102,230	387,037	934,185	23,728	104,179	166,606	3,140	(170,132)	2,027,360
Total liabilities	2,577,921	269,808	532,682	1,026,249	25,655	619,958	768,572	1,199,085	(453,834)	6,566,096
Equity attributable to controlling interest in the Company	616,916	265,241	282,851	96,019	3,528	234,449	158,641	3,232,803	(2,437,121)	2,453,327
Non-controlling interest	116,745	20,879	61,525	32,005	-	376,250	41,908	13,577	(145,351)	517,538
Total liabilities and equity	3,311,582	555,928	877,058	1,154,273	29,183	1,230,657	969,121	4,445,465	(3,036,306)	9,536,961
-  12 -

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of sSeptember 30, 2017
Assets.-
Cash and cash equivalents	250,170	31,682	140,175	221,327	3,562	83,268	7,920	110,670	-	848,774
Financial asset at fair value through profit or loss	276	-	-	-	-	-	-	-	-	276
Trade accounts receivables	305,921	62,978	101,126	66,100	549	38,135	364,586	629	-	940,024
Unbilled work in progress	801,873	-	-	-	-	-	-	8,542	-	810,415
Accounts receivable from related parties	230,620	2,663	60,914	405	8,852	70,263	5,264	57,366	(288,667)	147,680
Other accounts receivable	419,168	51,523	43,748	14,866	2,540	25,568	39,770	13,706	-	610,889
Inventories	53,884	14,417	16,789	18,377	-	798,639	67,544	9	(19,959)	949,700
Prepaid expenses	4,477	1,880	1,998	4,623	242	233	15,977	1,751	-	31,181
Non-current assets classified as held for sale	306,108	-	-	-	-	-	-	784,221	-	1,090,329
Total current assets	2,372,497	165,143	364,750	325,698	15,745	1,016,106	501,061	976,894	(308,626)	5,429,268

Long-term trade accounts receivable	-	-	15,092	707,845	-	-	14,492	-	-	737,429
Long-term unbilled work in progress	-	-	28,014	-	-	-	-	-	-	28,014
Long-term accounts receivable from related parties	-	-	408	-	-	-	477	709,886	(123,194)	587,577
Prepaid expenses	-	-	30,058	17,025	905	-	-	-	(3,559)	44,429
Other long-term accounts receivable	25,570	44,459	14,416	246,597	7,347	16,587	2,149	36,248	-	393,373
Investments in associates and joint ventures	115,335	8,092	-	-	-	1	10,487	2,491,125	(2,567,318)	57,722
Investment property	-	-	-	-	-	46,117	-	-	-	46,117
Property, plant and equipment	547,282	176,383	19,480	816	60	12,232	101,251	71,081	(17,626)	910,959
Intangible assets	240,500	162,275	480,475	236	-	1,001	48,642	24,044	11,481	968,654
Deferred income tax asset	180,175	5,179	15,128	-	-	12,545	42,014	25,681	(2,928)	277,794
Total non-current assets	1,108,862	396,388	603,071	972,519	8,312	88,483	219,512	3,358,065	(2,703,144)	4,052,068
Total assets	3,481,359	561,531	967,821	1,298,217	24,057	1,104,589	720,573	4,334,959	(3,011,770)	9,481,336

Liabilities.-
Borrowings	599,462	44,790	1,866	-	-	162,464	175,854	150,238	-	1,134,674
Bonds	-	-	25,424	14,504	-	-	-	-	-	39,928
Trade accounts payable	886,414	69,029	65,243	12,753	75	35,904	176,937	49,801	(939)	1,295,217
Accounts payable to related parties	108,374	2,865	32,402	33,157	137	46,426	10,798	114,074	(289,237)	58,996
Current income tax	23,809	1,187	346	-	81	56,013	4,594	26	(19,986)	66,070
Other accounts payable	533,315	13,736	85,319	27,534	56	145,857	99,772	103,396	-	1,008,985
Provisions	6,615	5,102	-	-	-	36	1,342	-	-	13,095
Non-current assets classified as held for sale	249,493	-	-	-	-	-	-	-	-	249,493
Total current liabilities	2,407,482	136,709	210,600	87,948	349	446,700	469,297	417,535	(310,162)	3,866,458

Borrowings	149,985	96,767	2,177	-	-	19,897	29,860	403,915	-	702,601
Long-term bonds	-	-	323,914	589,165	-	-	-	-	-	913,079
Other long-term accounts payable	143,562	-	52,474	366,773	154	32,058	35,542	2,435	-	632,998
Long-term accounts payable to related parties	4,405	-	408	87,845	23,445	-	32,498	-	(122,763)	25,838
Provisions	12,388	16,736	-	-	-	-	1,792	-	-	30,916
Derivative financial instruments	-	598	-	-	-	-	-	-	-	598
Deferred income tax liability	29,916	5,084	6,058	22,141	282	-	9,352	12,998	8,136	93,967
Total non-current liabilities	340,256	119,185	385,031	1,065,924	23,881	51,955	109,044	419,348	(114,627)	2,399,997
Total liabilities	2,747,738	255,894	595,631	1,153,872	24,230	498,655	578,341	836,883	(424,789)	6,266,455
Equity attributable to controlling interest in the Company	616,140	284,177	305,033	108,260	(173)	229,494	109,187	3,484,606	(2,442,918)	2,693,806
Non-controlling interest	117,481	21,460	67,157	36,085	-	376,440	33,045	13,470	(144,063)	521,075
Total liabilities and equity	3,481,359	561,531	967,821	1,298,217	24,057	1,104,589	720,573	4,334,959	(3,011,770)	9,481,336

-  13 -

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance
Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2016

Revenue	2,714,934	277,452	428,614	174,750	17,629	138,863	775,396	45,355	(334,665)	4,238,328
Gross profit (loss)	190,584	31,120	97,193	43,480	5,764	38,638	96,976	(4,079)	(49,618)	450,058
Administrative expenses	(189,779)	(10,749)	(25,756)	(8,373)	(545)	(14,779)	(67,528)	(26,269)	54,778	(289,000)
Other income and expenses	47,036	(1,943)	159	(2)	-	707	3,109	1,847	(4,624)	46,289
Gain from the sale of investments	-	-	-	-	-	-	-	31,768	-	31,768
Operating profit (loss)	47,841	18,428	71,596	35,105	5,219	24,566	32,557	3,267	536	239,115
Financial expenses	(43,900)	(6,897)	(4,509)	(2,120)	(36)	(10,141)	(20,961)	(24,451)	9,826	(103,189)
Financial income	15,710	1,679	1,675	4,538	104	1,687	3,370	12,360	(19,799)	21,324
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	12,409	1,282	-	-	-	2,022	459	176,269	(140,700)	51,741
Profit before income tax	32,060	14,492	68,762	37,523	5,287	18,134	15,425	167,445	(150,137)	208,991
Income tax	(13,238)	(3,962)	(19,424)	(11,325)	(1,481)	(4,610)	(5,966)	10,556	2,545	(46,905)
Profit for the period	18,822	10,530	49,338	26,198	3,806	13,524	9,459	178,001	(147,592)	162,086

Profit attributable to:

Owners of the Company	22,406	7,711	38,119	19,649	3,806	3,736	7,021	178,912	(142,718)	138,642
Non-controlling interest	(3,584)	2,819	11,219	6,549	-	9,788	2,438	(911)	(4,874)	23,444
	18,822	10,530	49,338	26,198	3,806	13,524	9,459	178,001	(147,592)	162,086
-  14 -

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2017

Revenue	2,465,066	318,313	386,225	213,077	2,297	443,581	896,592	51,819	(314,876)	4,462,094
Gross profit (loss)	209,815	46,773	88,956	35,241	260	144,066	92,355	(44,330)	(47,699)	525,437
Administrative expenses	(151,474)	(12,032)	(24,407)	(9,509)	(254)	(13,600)	(80,060)	(46,752)	49,835	(288,253)
Other income and expenses	6,033	567	523	(675)	-	(2,863)	8,436	923	68	13,012
Gain from the sale of investments	25,768	-	-	-	-	49,002	-	195,378	4,215	274,363
Operating profit (loss)	90,142	35,308	65,072	25,057	6	176,605	20,731	105,219	6,419	524,559
Financial expenses	(37,185)	(8,862)	(5,283)	(4,081)	(36)	(15,111)	(24,961)	(59,109)	14,677	(139,951)
Financial income	4,674	1,728	2,426	2,706	7	2,152	1,835	38,267	(27,291)	26,504
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	35,781	1,198	-	-	-	455	685	211,763	(228,970)	20,912
Profit before income tax	93,412	29,372	62,215	23,682	(23)	164,101	(1,710)	296,140	(235,165)	432,024
Income tax	(15,298)	(8,458)	(17,921)	(7,363)	(150)	(43,211)	(2,075)	(49,210)	2,028	(141,658)
Profit (loss) for the period	78,114	20,914	44,294	16,319	(173)	120,890	(3,785)	246,930	(233,137)	290,366

Profit (loss) attributable to:

Owners of the Company	71,783	18,260	31,939	12,240	(173)	60,852	(3,305)	247,019	(199,827)	238,788
Non-controlling interest	6,331	2,654	12,355	4,079	-	60,038	(480)	(89)	(33,310)	51,578
	78,114	20,914	44,294	16,319	(173)	120,890	(3,785)	246,930	(233,137)	290,366

-  15 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	At December,31	At September,30
	2016	2017

Cash on hand	5,943	5,877
In-transit remittances	7,931	867
Checking accounts	475,025	726,283
Time deposits	112,023	115,747
Mutual funds	6,027	-
	606,949	878,774

Reconciliation to cash flow statement
The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of:

	At December,31	At September,30
	2016	2017
Balances as above	606,949	848,774
Bank overdrafts (note 13)	(8,396)	(1,048)
Balances per statement of cash flows	598,553	847,726

9	TRANSACTIONS WITH RELATED PARTIES

a)    Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period ended September 30,
	2016	2017

Revenue from sale of goods and services:
- Associates	-	1,654
- Joint operations	22,304	8,595
	22,304	10,249

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)    Balances of transactions with related parties
-  16 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31,		At September 30,
	2016		2017
	Receivable	Payable	Receivable	Payable

Joint operations
Consorcio Constructor Ductos del Sur	62,834	37,238	15,682	-
Consorcio GyM Conciviles	61,006	-	61,833	-
Consorcio Rio Urubamba	9,072	-	8,993	-
Consorcio Peruano de Conservación	8,784	-	7,182	-
Consorcio Vial Quinu	4,198	738	-	1,837
Consorcio Italo Peruano	4,174	17,325	17,158	16,029
Consorcio La Gloria	3,521	3,080	1,690	1,355
Consorcio Terminales del Perú	3,215	259	3,52	-
Consorcio Rio Mantaro	3,191	6,886	12,374	10,045
Consorcio Vial Sierra	940	5,400	2,819	4,521
Consorcio Constructor Chavimochic	915	2,471	1,361	5,816
Consorcio Energía y Vapor	491	3,203	-	73
Consorcio Ermitaño	83	6,372	1,006	7
Consorcio Menegua	30	3,803	-	691
Consorcio para la Atención y Mantenimiento de Ductos	-	21,790	-	10,152
Consorcio Huacho Pativilca	-	3,434	-	133
Other minors	10,133	2,472	11,577	4,543
	172,587	114,471	145,195	55,202
Other related parties:
Gaseoducto Sur Peruano S.A	587,973	-	589,929	-
Perú Piping Spools S.A.C.	9,077	-	133	587
Ferrovias Participaciones	-	20,813	-	21,434
Ferrovias Argentina	-	2,835	-	3,206
Arturo Serna	-	7,418	-	4,405
	597,050	31,066	590,062	27,599
	769,637	145,537	735,257	102,225

Less non-current portion:
Gaseoducto Sur Peruano S.A	(587,973)	-	(587,577)	-
Consorcio Constructor Ductos del Sur	-	(37,238)	-	-
Ferrovias Participaciones	-	(20,813)	-	(21,433)
Ferrovias Argentina	-	(2,835)	-	-
Arturo Serna	-	(4,434)	-	(4,405)
Portion current	181,664	80,217	147,680	58,996

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

As of September 30, 2017, this item includes the balances of the Consorcio Constructor Ductos del Sur for S/288.4 million, and the reclassification of the investment in the associate Gasoducto Sur Peruano S.A. for S/727.5 million.

In February and March 2017, the Company has sold through its brokerage operations part of its shares (representing 9.97%) in the Red Eagle Mining Corporation investment, obtaining a remaining interest of 2.70%. The sale price was agreed at US$13.3 million (equivalent to S/43 million), which were canceled in full.
-  17 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

In August 2017, the Company has capitalized claims to Red Eagle Mining Corporation for US$4 million. As of September 30, 2017, a holding of 6.18%

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of September 30, 2017, associates in which the Group has significant influence are similar to those existing as of December 31, 2016, except for the reclassification mentioned
The movement of our investments in associates for the period ended September 30, 2016 and 2017 is as follows:

	2016	2017

Beginning balance	646,884	886,855
Acquisition and/or contributions received	850	-
Increase in capital	389,662	-
Debt capitalization	-	-
Share of the profit and loss in associates	-
under the equity method of accounting	51,741	7,946
Sale of investments	-	(120,779)
Dividends received	(18,347)	(1,873)
Acquisition of control – Adexus	(26,432)	-
Contract adjustment - Gasoducto Sur Peruano	20,554	-
Reclassification discontinuous operation	-	(714,554)
Other	507	127
Ending balance	1,065,419	57,722

In January and August 2016, the Company capitalized debt with Adexus by S/8.3 million and S/14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the Company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is concluded by the end of December 2016.

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/374 million.

Gasoducto del Sur Peruano S.A. ("GSP"), company owner of the concession "Improvements to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline" (the "Concession") and of which our subsidiary Negocios de Gas S.A is a shareholder with 20%, received a notification on January 24, 2017, from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the "Concession Contract").

In case of the termination of the Concession, the Concession Contract states that the Net Book Value of the Concession's assets ("VCN") must be determined, and then call a public auction for the transfer of the Concession's assets to a new concessionaire. From this amount, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum of 72.25% of the VCN to the 100% of the VCN that is a function of the result of the auction.

According to the analysis made by the Company with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US$220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Contract that amounts to US$52.5 million.
-  18 -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

The Company has registered the impacts of such termination in the Financial Statement to fiscal year 2016, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN.

In March 2017, the investment was reclassified to Non-current assets classified as held for sale.

In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

In April 2017 the Company signed a purchase-sale agreement for their total share (representing 51%) at their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

In June 2017, the Company sold all of GMD's shares, which represent 89.19% of the company's shareholding, in favor of AI Inversiones Palo Alto II S.A.C., an affiliate of Advent International. The value agreed for the total participation was US$84.7 million. As of to date, the amount was fully collected.

12	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended September 30, 2016 and 2017, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2016	1,111,757	881,020

Additions	148,861	102,367
Acquisition of subsidiary - net	47,165	101,534
Transfers, disposals and adjustments	9,364	22,995
Deductions for sale of assets	(35,184)	-
Depreciation, amortization	(146,352)	(62,274)
Net cost at September 30, 2016	1,135,611	1,045,642

At January 1, 2017	1,113,599	960,286

Additions	141,621	104,095
Subsidiary deconsolidation	(83,441)	(23,666)
Reclasification to non-current assets available for sale	(56,703)	-
Transfers, disposals and adjustments	(20,092)	(1,014)
Deductions for sale of assets	(36,369)	-
Depreciation, amortization	(147,656)	(71,047)
Net cost at September 30, 2017	910,959	968,654

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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

As of September 30, 2016 and 2017, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group's operations.

As of September 30, 2016 and 2017, the amounts registered in Intangible assets comprise of investments in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model)  and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon exploitation services.

In June 2017, the Company sold all of GMD's shares, so property, plant, equipment and intangible assets were deconsolidated for S/83.4 million and S/23.7 million, respectively.

In September 2017,  the Company agreed to sale corporate building located in Miraflores with option to repurchase Building between the fifth and eighth year of the lease term, therefore, its book value (S/56.7 million) was reclassified to non-current assets available for sale (Note 21).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December 31,	At Septemer 30,
	2016	2017

Engineering and construction	98,587	97,157
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,728	6,866
IT equipment and services	5,102	930
	144,520	139,056

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of September 30, 2017 same criteria were applied as those in test impairment at December 31, 2016.

13	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017

Bank overdrafts	8,396	1,048	8,396	1,048	-	-
Bank loans	2,131,901	1,682,738	1,835,340	1,057,417	296,561	625,321
Leases	240,141	153,489	117,307	76,209	122,834	77,280
	2,380,438	1,837,275	1,961,043	1,134,674	419,395	702,601

a) Bank loans -

As of September 30, 2017 and December 31, 2016, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.1% and 14.2% in 2017 and between 1.0% and 14.4% in 2016.
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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

		Current		Non-current
Interest	Date of	At December	At September	At December	At September
rate	maturity	31, 2016	30, 2017	31, 2016	30, 2017

GyM S.A.	2.40% / 8.00%	2017 / 2020	492,910	549,261	187,029	104,570
Graña y Montero S.A.A.	Libor USD 3M +
	de 4.9% a 5.5%	2017 / 2020	932,114	150,238	-	403,915
Viva GyM S.A.	7.00% / 11.22%	2017 / 2018	201,609	157,665	-	7,025
GMP S.A.	3.65% / 6.04%	2017 / 2020	77,857	40,649	71,453	90,502
CAM Holding S.A.	1.10% / 14.24%	2017 / 2020	69,702	102,088	24,889	13,214
Adexus S.A.	3.63% / 5.90%	2017 / 2019	42,782	57,516	13,190	6,095
CAM Servicios Perú S.A.	6.39% / 7.18%	2017	3,620	-	-	-
GMD S.A.	6.20% / 7.47%	2017	14,746	-	-	-
(Missing Graphic Reference) (Missing Graphic Reference) (Missing Graphic Reference) (Missing Graphic Reference)			1,835,340	1,057,417	296,561	625,321

i) Credit Suisse Syndicated Loan -
In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.  The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year.  The proceeds were used to finance the equity interest in GSP.   As of December 31, 2016, the outstanding balance amounted to US$148.5 million (equivalent to S/498.8 million), and it's included within the current portion.

On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession. The new terms require repayment by December, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment.  The syndicated loan accrues interest at LIBOR plus 4.90% per year.  Under the amendment, the Group is prohibited from paying dividends until the loan is fully repaid.  The loan is secured by (i) a lien on Concar's shares; (ii) a lien on Almonte's shares; (iii) a mortgage over certain real estate properties in Miraflores and Surquillo; (iv) liens on certain accounts; (v) a lien on GyM's share; (vi) a second lien on CAM's shares; (vii) a second lien on CAM Servicios del Perú S.A.'s shares; and (viii) a first lien on cash flows from the sale of certain assets.

The agreement contains certain covenants, including the obligation by the Group to maintain the following financial ratios during the term of the agreement: (1) the Consolidated EBITDA to Consolidated Interest Expense Ratio shall not be less than 3.5:1.0 commencing on April 1, 2018 and thereafter; (2) the Consolidated Leverage Ratio (as defined therein) shall not be greater than 3.5:1.0 at any time during the period commencing on December 31, 2016 and ending on March 31, 2017; 3.5:1.0 at any time during the period commencing on July 1, 2017 and ending on September 30, 2017; and no greater than 2.5:1.0 at any time thereafter; and (3) the Debt Service Coverage Ratio as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0, commencing on April 1, 2018 and thereafter.

As of to date, the outstanding balance of the loan is US$81.1 million (equivalent to S/264.9 million).

ii) GSP Bridge Loan -

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date.  On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan.

The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year. The new term contains the following covenant: the consolidated leverage ratio shall not be more than 3.5:1.0 at any time, and accrues interest at LIBOR plus 4.50% per year, which increases to 5.00% during the second year and 5.50% during the third year.  Under the new term, the Group is prohibited from paying dividends until the loan is fully repaid.  Also, the new term is secured by (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the "VCN"), (ii) a second lien on our shares of GyM and Concar; (ii) a second lien on our shares of Almonte; (iii) a second lien on certain real estate properties in Miraflores and Surquillo; (iv) a second lien on our shares of CAM; (v) a second lien on our shares of CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets.
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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

As of to date, the outstanding balance of the new term loan is US$72.5 million (equivalent to S/236.8 million)

As of September 30, 2017, the Company maintained unused credit limits for S/1,256 million, which expire within one year (S/3,922 million as of December 31, 2016).

b)    Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At September	At December	At September
	31, 2016	30, 2017	31, 2016	30, 2017

Total loans	2,380,438	1,837,275	2,391,375	1,918,253

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.1% and 13.3% (1.3% and 14.3%  in 2016). It should be noted that the interest rate used are those applicable and negotiated by each Company.

14	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017

GyM Ferrovías (a)	604,031	603,669	20,551	14,504	583,480	589,165
Norvial (b)	363,683	349,338	25,540	25,424	338,143	323,914
	967,714	953,007	46,091	39,928	921,623	913,079

a) G yM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by  Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management  Trust, a Cash Flow and Reserve Trust  for the Service of the Debt, Operation and Maintenance and in-progress Capex. On September 30, 2017 the Group made a payment of S/53 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million,  funding the reserve accounts,  payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.
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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

On September 30, 2017 the balance includes accrued interest payable for S/3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23,2015; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S / 80 million was received in July 25, 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million.  Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

As of September 30, 2017 the balance included interest payables for S/4.4 million (S/4.9 million at December 31, 2016)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of September 30,2017 and December 31,2016 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at September 30, 2017 amounted to S/1,040 million (at December 31,2016 amounted to S/1,055 million), which has been calculated based on the discounted cash flows, using rates between 3.41% and 6.77% (rates between 4.20% and 7.99% at December 31,2016) which are within level 2 of the fair value hierarchy.

15	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At September
	31, 2016	30, 2017

Current portion	14,531	13,095
Non-current portion	31,155	30,916
	45,686	44,011

The movement of this item for the period ended September 30, 2016 and 2017 is as follows:
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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

		Contingent
		liabilities	Provisions	Provision
Other provisions	Legal	resulting from	for the acquisition	for well
	claims	acquisitions	of CAM	closure	Total
At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	3,508	1,562	-	400	5,470
Reversals of provisions	(237)	(13,882)	(2,061)	-	(16,180)
Payments	(299)	(271)	-	-	(570)
Translation adjustments	471	1,888	295	-	2,654
At September 30, 2016	18,443	12,257	2,053	7,707	40,460
(Missing Graphic Reference) (Missing Graphic Reference) (Missing Graphic Reference) (Missing Graphic Reference) (Missing Graphic Reference)

At January 1, 2017	20,345	8,125	-	17,216	45,686
Additions	1,127	363	-	-	1,490
Reversals of provisions	(238)	(828)	-	(382)	(1,448)
Payments	(1,692)	-	-	-	(1,692)
Translation adjustments	(24)	(1)	-	-	(25)
At September 30, 2017	19,518	7,659	-	16,834	44,011

16	CAPITAL

As of December 31, 2016 and September 30,2017, the authorized, subscribed and paid-in capital, according to the Company's bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2016, the amount of 264,809,545 common shares is represented by 52,961,909   ADSs, at 5 shares per ADS.

As of September 30, 2017, the amount of 258,907,580 common shares is represented by 51,781,516 ADSs, at 5 shares per ADS.

17	EXPENSES BY NATURE

For the period ended September 30, 2016 and 2017, this item comprises:

	Cost of services and goods	Adminis- trative- expenses
2016
Inventories, materials and consumables used	566,846	-
Personnel charges	1,060,428	168,891
Services provided by third-parties	1,693,746	82,134
Taxes	14,078	6,512
Other management charges	259,575	13,088
Depreciation	136,323	11,767
Amortization	55,682	6,592
Impairment of inventories	1,329	-
Impairment of property, plant and equipment	263	16
	3,788,270	289,000
2017
Inventories, materials and consumables used	723,366	102
Personnel charges	1,238,017	162,903
Services provided by third-parties	1,270,922	54,813
Taxes	9,443	2,136
Other management charges	492,258	49,505
Depreciation	138,335	11,051
Amortization	63,324	7,723
Impairment of inventories	555	-
Impairment of accounts receivable	123	-
Impairment of property, plant and equipment	314	20
	3,936,657	288,253

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(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

18	INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2017, income tax expense is recognised based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2017 is 32.8% (22.4% for the period ended September 30, 2016). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

19	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2017, contingencies held by the Group are substantially the same as those existing as of December 31, 2016.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$203.2 million.

20 DIVIDENDS

As of September 30, 2017, the Company has not declared any dividends due to the fact that the financial statements have not been approved at the Annual General Shareholders' Meeting.

For the period ended September 30, 2017 , the Group has paid dividends to its non-controlling subsidiaries participate by S/39.1 million (S/20.9 million for the same period in 2016).

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On September 29, 2017, we sold our Corporate Building located in Miraflores to Volcomcapital Petit Thouars S.A.C. for US$ 20.46 (S/.66.8 million);  as per stated in the purchase agreement we have also signed a lease agreement for the whole Building with a ten (10) year term, with the option to repurchase the Building between the fifth and eighth year of the lease term.

-  25 -